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                                 [LETTERHEAD]

                                              Scott D. Galer
                                              PRINCIPAL

                                              Direct Voice 310.728.3319
                                              Direct Fax   310.728.2319
                                              E-Mail       sdgaler@trooplaw.com

May 4, 1999

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-8
Washington, D.C. 20549
Attn: Stephen D. Brown, Esq.

     RE:  FUTURE MEDIA PRODUCTIONS, INC.
          FORM S-1 FILED SEPTEMBER 11, 1998
          REGISTRATION NO. 333-63251

Ladies and Gentlemen:

     On behalf of Future Media Productions, Inc. (the "Company"), we hereby request the Commission's consent to the withdrawal of the above referenced Registration Statement of the Company filed with the Commission under the Securities Act of 1933, as amended (the "1933 Act"). As a result of market conditions, the Company has decided not to pursue registration of shares of its Common Stock at this time. We are informed by the Company that none of the securities included in the Registration Statement filed under the 1933 Act have been sold by the Company.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned.

                                       Sincerely,

                                       /s/ Scott D. Galer
                                       ------------------------
                                       Scott D. Galer
                                       for TROOP STEUBER PASICH
                                       REDDICK & TOBEY, LLP

cc:  Alex Sandel
     Murray Markiles